UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DASEKE, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23753F107

(CUSIP Number)

Daniel J. Hennessy

c/o Hennessy Capital LLC

3485 N. Pines Way Suite 110

Wilson, WY 83014

(307) 734-7879

with a copy to:

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

(212) 370-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23753F107

1.	Names of Reporting Persons. Hennessy Capital Partners II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 9,388,421

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 9,388,421

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,388,421

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 23753F107

1.	Names of Reporting Persons. Hennessy Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 9,388,421

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 9,388,421

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,388,421

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 23753F107

1.	Names of Reporting Persons. Daniel J. Hennessy

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 9,388,421

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 9,388,421

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,388,421

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.7%

14.	Type of Reporting Person (See Instructions): IN

Item 1.                             Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock”), of Daseke, Inc. (formerly known as Hennessy Capital Acquisition Corp. II), a corporation formed under the laws of Delaware (the “Issuer”), whose principal executive offices are located at 15455 Dallas Parkway, Suite 440, Addison, Texas 75001.

Item 2.                             Identity and Background.

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)   Hennessy Capital Partners II LLC (“Hennessy Capital Sponsor”);

(2)   Hennessy Capital LLC (“Hennessy Capital”); and

(3)   Daniel J. Hennessy.

Each of Hennessy Capital Sponsor and Hennessy Capital is a Delaware limited liability company. The business address of each of Hennessy Capital Sponsor and Hennessy Capital is 3485 N. Pines Way, Suite 110, Wilson, WY 83014. The principal business of each of Hennessy Capital Sponsor and Hennessy Capital is private equity investments. Mr. Hennessy is the managing member of Hennessy Capital.

Mr. Hennessy is a United States citizen. His address is c/o Hennessy Capital LLC, 3485 N. Pines Way, Suite 110, Wilson, WY 83014. Mr. Hennessy is a director of the Issuer.

During the last five years, none of the Reporting Persons: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                             Source and Amount of Funds or Other Consideration.

Prior to the initial public offering of the Issuer (“IPO”), Hennessy Capital Sponsor purchased 5,031,250 shares of Common Stock for an aggregate purchase price of $25,000. Hennessy Capital Sponsor subsequently transferred 440,000 shares of Common Stock to certain director nominees, officers and an advisor and forfeited 41,273 shares for no consideration. Hennessy Capital Sponsor also purchased warrants to purchase 7,540,378 shares of Common Stock for an aggregate purchase price of $7,540,378 in connection with the closing of the IPO. Hennessy Capital Sponsor obtained the funds to purchase the shares of Common Stock and the warrants through capital contributions from its members.

On February 27, 2017, the Issuer consummated its initial business combination (the “Business Combination”) pursuant to which its wholly owned subsidiary merged with and into Daseke, Inc. (“Daseke”), with Daseke surviving as a direct wholly owned subsidiary of the Issuer, in accordance with the Agreement and Plan of Merger, dated as of December 22, 2016 (the “Merger Agreement”), by and among the registrant, HCAC Merger Sub, Inc., Daseke and Don R. Daseke, solely in his capacity as the stockholder representative. In connection with the Business Combination, and as contemplated by the Merger Agreement, the Sponsor Share Forfeiture Agreement, dated as of December 22, 2016, by and among the Issuer, Hennessy Capital Sponsor and Daseke, and the Backstop and Subscription Agreements, dated December 22, 2016, between the Issuer, Hennessy Capital Sponsor and certain subscribers thereto and in connection with the payment of deferred underwriting discounts and fees to the underwriters from the IPO, 2,701,934 shares of Common Stock held by Hennessy Capital Sponsor were returned to the Issuer upon the consummation of the Business Combination for no consideration and cancelled.

Item 4.                             Purpose of Transaction.

Mr. Hennessy is a director of the Issuer.  Except in Mr. Hennessy’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.                             Interest in Securities of the Issuer.

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 37,715,760 shares of Common Stock outstanding as of February 27, 2017, which is the total number of shares of Common Stock outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 3, 2017.

As of the filing date of this Schedule 13D, Hennessy Capital Sponsor directly beneficially owns (i) 1,848,043 shares of Common Stock and (ii) 7,540,378 shares of Common Stock underlying warrants. The warrants directly owned by Hennessy Capital Sponsor are all exercisable within 60 days of the date hereof.  By virtue of their relationships with Hennessy Capital Sponsor discussed in further detail in Item 2, each of Hennessy Capital and Daniel J. Hennessy may be deemed to beneficially own the securities of the Issuer directly owned by Hennessy Capital Sponsor. As a result of the foregoing, the Reporting Persons may be deemed to beneficially own an aggregate of 9,388,421 shares of Common Stock, or 20.7% of the outstanding shares of Common Stock. This amount does not include 25,000 shares of Common Stock issuable upon the exercise of an option granted by the Issuer to Mr. Hennessy on February 27, 2017, since the option is not exercisable within 60 days of the date hereof,

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)  Hennessy Capital Sponsor may be deemed to share with Hennessy Capital and Daniel J. Hennessy the power to vote and dispose of the shares of Common Stock directly beneficially owned by Hennessy Capital Sponsor.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Persons.

Amended and Restated Registration Rights Agreement

In connection with the consummation of the Business Combination, on February 27, 2017, the Issuer, Hennessy Capital Sponsor and certain other holders of the Issuer’s securities entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to file, as soon as reasonably practicable (but in any event no later than 45 days) after the closing of the Business Combination, a resale shelf registration statement on Form S-3 to register, among other securities, the shares and warrants (including the shares underlying the warrants) held by Hennessy Capital Sponsor. In addition, the Registration Rights Agreement provides for certain demand registration rights and piggyback registration rights. The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.3.

Sponsor Warrants Purchase Agreement

In July and August 2015, Hennessy Capital Sponsor purchased from the Issuer an aggregate of 7,540,378 warrants at a price of $0.50 per warrant pursuant to a Sponsor Warrants Purchase Agreement, dated May 11, 2015. The warrants are exercisable at any time on or after March 29, 2017 to purchase one-half of one share of Common Stock at a price of $5.75 per half share ($11.50 per whole share). Warrants may be exercised only for a whole number of shares of Common Stock. The warrants will expire on the fifth anniversary of the consummation of the Business Combination. The foregoing description is qualified in its entirety by the terms of the Sponsor Warrants Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2.

Letter Agreement

In connection with the IPO, Hennessy Capital Sponsor and Mr. Hennessy entered into a letter agreement, dated July 22, 2015 (the “Letter Agreement”), with the Issuer pursuant to which Hennessy Capital Sponsor and Mr. Hennessy agreed to, among other things, certain transfer restrictions on its shares of Common Stock and warrants. Specifically, the securities are not transferable or salable (i) in the case of the shares, until the earlier of (A) one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, the last sale price of the Common Stock (x) equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date following the completion of the initial business combination on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the stockholders having the right to exchange their shares of Common Stock for cash, securities or other property and (ii) in the case of the warrants and the Common Stock underlying such warrants, until 30 days after the completion of the Issuer’s initial business combination, subject to certain exceptions. The foregoing description is qualified in its entirety by the terms of the Letter Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 7.                             Material to be Filed as Exhibits.

99.1                                       Letter Agreement, by and among the Company and certain security holders, officers and directors of the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 28, 2015).

99.2                                       Sponsor Warrants Purchase Agreement, dated May 11, 2015, among the Issuer and Hennessy Capital Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Issuer on June 22, 2015).

99.3                                       Amended and Restated Registration Rights Agreement, dated as of February 27, 2017, by and among the Issuer, Hennessy Capital Sponsor and the holders named therein (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on March 3, 2017).

99.4                                       Form of Backstop and Subscription Agreement by and among the Issuer, Hennessy Capital Sponsor and the investor(s) party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 29, 2016).

99.5                                       Sponsor Share Forfeiture Agreement, dated as of December 22, 2016, by and among the Issuer, Hennessy Capital Sponsor and Daseke, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on December 29, 2016).

99.6                                       Joint Filing Agreement by and among Hennessy Capital Sponsor, Hennessy Capital and Daniel J. Hennessy, dated March 8, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   March 8, 2017

HENNESSY CAPITAL PARTNERS II LLC,
a Delaware limited liability company

By:	HENNESSY CAPITAL LLC,
a Delaware limited liability company, as the
managing member of Hennessy Capital Partners II LLC

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

HENNESSY CAPITAL LLC, a
Delaware limited liability company

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Managing Member

/s/ Daniel J. Hennessy
Daniel J. Hennessy

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)